

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 25, 2007

Robert Y. Lee, Chief Executive Officer
U. S. Dry Cleaning Corporation
125 Tahquitz Canyon Way, Suite 203
Palm Springs, CA 92262

> **Re:** **U. S. Dry Cleaning Corporation**
> **Form SB-2, Filed December 27, 2007**
> **File No. 333-139689**
> **Form 8-K of December 30, 2005 filed on October 26, 2006**
> **File No. 0-23305**

Dear Mr. Lee:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures of the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting comments:

Form 8-K of December 30, 2005 filed on September 26, 2006

1. Please amend the Form 8-K to include the audited balance sheet of Steam Press Holdings, Inc. as of July 31, 2005 and the audited financial statements of Coachella Valley Retail, LLC which were acquired on August 9, 2005. Please tell us how you applied the guidance in Item 3-10(c) and (d) of Regulation S-B in evaluating whether to include the audited financial statements of Coachella Retail, LLC. Please revise the Form 8-K to include the pro forma financial information required by Item 310 (d) of Regulation S-B.

Form SB-2

Capitalization, page 9

2. Based on your capitalization table, it appears that upon issuance you intend to classify within equity the warrants which comprise part of the units being registered and the warrants issued to underwriters as compensation. Because the exercise of the warrants represents a new investment decision, a current registration statement must be on file pertaining to the common stock underlying the warrants in order for a holder to be able to exercise the warrants. Accordingly, it is unclear to us how you meet the criteria in paragraphs 17 and 18 of EITF 00-19. Tell us how you determined that classification of these warrants as equity is appropriate. Also please file the Specimen Warrant Certificate and the Form of Warrant Agreement underlying the Unit as an exhibit. We may have further comment in this area after a review of these exhibits and your response.

Management's discussion and analysis or plan of operation

Company's Overview and Recent Trends, page 15

Going Concern Considerations, page 17

3. Discuss in more detail management's viable plans to overcome your financial difficulties. Include a reasonably detailed discussion of your cash requirements and your ability or inability to generate sufficient cash to support operations during the twelve months following the date of the financial statements presented in the filing. Refer the guidance provided in Section 607.02 of the Financial Reporting Codification

Robert Y. Lee, CEO
U.S. Dry Cleaning Corporation
January 25, 2007
Page 3

Critical Accounting Policies
Long-lived Assets, page 18

4. Expand your disclosure in the section on Long-lived Assets to more clearly describe the method of testing goodwill for impairment. Describe the two step method used to identify and measure goodwill impairment. Also describe how you identify your reporting units used in the impairment test. In view of the significance of goodwill and the financial difficulties disclosed under the caption "Liquidity and Going Concern Considerations" on pages 16 and 17, the net accumulated deficit of $6.9 million since the inception of the Company, and the disclosure appearing under the caption "Going Concern" in Note 1 on page F-7, describe the results of your goodwill impairment test for the year ended September 30, 2006.

5.   We believe that your disclosures, with respect to the critical accounting policies as it relates to the long-lived assets and goodwill, do not provide investors with an understanding of those estimates and assumptions that are both important and require your most difficult, subjective or complex judgments. For this reason, please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Table of Contractual Obligations and Commitments, page 20

6.   It appears that the Long-term contractual obligations include only principal payments on debt and credit facilities.   Please revise the table, to also include your obligations for interest payments on debt.

Financial Statements:

General:

7. Please refer to the disclosure on page 19 and disclosures appearing under Item 1.01 of the Form 8-K filed on December 26, 2006 regarding the merger agreement with Cleaners Club, Inc. Tell us how you applied the guidance in Item 3-10(c) and (d) of Regulation S-B in evaluating whether to include the audited financial statements and pro forma financial information with respect to the probable acquisition of Cleaners Club.

Consolidated Statements of Operations, page F-3

8. Please refer the caption "Company Background" presented on page 1 of the Prospectus Summary. Since you consider Enivel to be your predecessor, please include on page F-3, under a separate column, the audited income statements of Enivel for the period October 1, 2004 to August 8, 2005, in addition to the income statement for the period July 19, 2005 to September 30, 2005 as presented.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Loss per share, page F-11

9.   Please disclose the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c of SFAS no 128.

Note 7. Related party transactions, page F-19

10.   The related party transactions described in the notes to the financial statements should be identified in the statements of operations on page F-3. Refer to paragraph 2 to SFAS No. 57.

Note 9. Equity Transactions, page F-21 and 15- Recent sales of unregistered securities on page II-2

11.   We note on page F-4 that during the year ended September 30, 2005, you issued the
common shares for CVR acquisition at $.34 per share; however, you issued the common shares
for the services of the directors and employees at $.12 per share. Please explain how you
arrived at the fair value in each transaction.

12.   During the year ended September 30, 2006, you issued 300,000 of restricted shares of
common shares to your CFO at $.12 per share and in May 2006, you issued 525,300 of
restricted shares of common stock to the holders of senior secured convertible debentures at
$.48 per share. In August 2006, you issued 200,000 of restricted common stock to a consultant
at $.25 per share. In each case you have indicated that the shares were issued at fair value.
Please tell us your method for computing the fair value of each issuance. To the extent not
disclosed for each issuance of the equity securities, please disclose in the amended filing, if
each issuance of equity instrument was accounted for based on the fair value of the
consideration received or the fair value of the equity instrument. Also, disclose how the fair
market of the each equity instrument was computed.   Refer to paragraphs 5-9 of SFAS 123 (R)
and also provide the applicable disclosures required by paragraphs 64 and 65 of SFAS 123 (R).

General:

13. Please amend the Form 10-KSB for the year ended September 30, 2006 and any subsequently
filed Form 10-QSB to address the comments written above, as applicable.

*   *   *   *

As appropriate, please amend your registration statement and other filings as indicated in
response to these comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staffs, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gopal R. Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John J. Giovannone, ESQ.
        Grrenberg Traurig, LLP
        Fax: (714) 708-6501